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                                                                                      Exhibit 99(c)

                        Entergy Louisiana, Inc.
         Computation of Ratios of Earnings to Fixed Charges and
    Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                               Twelve Months Ended
                                                                                                              Sept 30,
                                                              1997      1998      1999      2000      2001      2002
Fixed charges, as defined:
Total Interest                                               $128,900  $122,890  $117,247  $111,743  $116,076  $104,475
  Interest applicable to rentals                                9,203     9,564     9,221     6,458     7,951     6,411
                                                             ----------------------------------------------------------
Total fixed charges, as defined                               138,103   132,454   126,468   118,201   124,027  $110,886

Preferred dividends, as defined (a)                            22,103    20,925    16,006    16,102    12,374   $10,919
                                                             ----------------------------------------------------------
Combined fixed charges and preferred dividends, as defined   $160,206  $153,379  $142,474  $134,303  $136,401  $121,805
                                                             ==========================================================

Earnings as defined:

  Net Income                                                 $141,757  $179,487  $191,770  $162,679  $132,550  $142,544
  Add:
    Provision for income taxes:
Total Taxes                                                    98,965   109,104   122,368   112,645    86,287    88,424
    Fixed charges as above                                    138,103   132,454   126,468   118,201   124,027   110,886
                                                             ----------------------------------------------------------
Total earnings, as defined                                   $378,825  $421,045  $440,606  $393,525  $342,864  $341,854
                                                             ==========================================================

Ratio of earnings to fixed charges, as defined                   2.74      3.18      3.48      3.33      2.76      3.08
                                                             ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 2.36      2.75      3.09      2.93      2.51      2.81
                                                             ==========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.


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